SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               Schedule 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 4)*


                    American Industrial Properties REIT


                             (Name of Issuer)

                        Shares of Beneficial Ownership


                      (Title of Class of Securities)

                               026791103000
                              (CUSIP Number)

          Rosenman & Colin
          Natalie I. Koether, Esq.
          56 Pennbrook Road, Far Hills, New Jersey 07931
          (908) 766-4101

          (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                              April 26, 1994
         (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box  .

     Check the following box if a fee is being paid with the statement.

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note:   Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))
                            Page 1 of 6 Pages

CUSIP No.  0267911030000                             Page  2  of  6



1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
     ABOVE PERSON

               American Holdings, Inc.     95-3419191


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

              (a)
              (b)  X


3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

         WC


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware


7.  SOLE VOTING POWER

        756,500


8.  SHARED VOTING POWER


9.  SOLE DISPOSITIVE POWER

          756,500


10. SHARED DISPOSITIVE POWER



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  756,500


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  8.34%

14  TYPE OF REPORTING PERSON*

               CO


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 4 (the "Amendment") relates to the Schedule 13D filed on February 2, 1994, on behalf of American Holdings, Inc. ("AmHold") with regard to the Shares of Beneficial Interest ("Shares") of American Industrial Properties REIT (the"Trust" or "American Industrial"), a Texas real estate investment trust. The capitalized terms used herein, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.

Item 3. Source and Amount of Funds or other Consideration. Since the date of the last filing, AmHold has acquired an additional 96,700 Shares at an aggregate purchase price of $171,184.00, including any brokerage commissions. AmHold utilized working capital for the purchase of these Shares.

Item 4.   Purpose of Transaction.
     In response to inquiries from Shareholders, AmHold has disclosed that it will not sell its Shares to American Industrial or any of its affiliates except in a transaction which includes all shareholders.

Item 5.   Interest in Securities of the Issuer.

     (a) As of the close of business on April 26, 1994, AmHold beneficially owned 756,500 Shares representing 8.34% of the 9,075,400 Shares reported as outstanding in the Trust's Form 10-K for the year ended December 31, 1993.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Amendment is incorporated herein by reference.

     (c) Exhibit C hereto sets forth the date and purchase price of all transactions in Shares effected by AmHold in the sixty days preceding the date of this Amendment and not previously reported. Unless otherwise indicated, all Shares were purchased on the New York Stock Exchange.

Item 7.   Material to be filed as Exhibits.

          Exhibit C Transactions in Shares effected in the past
          60 days and not previously reported.

                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    April 27, 1994

                                   AMERICAN HOLDINGS, INC.



                                   By:
__________________________
                                        John W. Galuchie, Jr.
                                        Executive Vice President

                                 EXHIBIT C




                                 Number of          Price
                 Date         Shares Purchased    Per Share*

AmHold         04/13/94             25,000             1.75
               04/13/94                700             1.75
               04/14/94             31,600             1.75
               04/15/94                700             1.75
               04/18/94              1,700             1.75
               04/19/94                500             1.75
               04/20/94             10,000             1.75
               04/21/94             15,000             1.75
               04/22/94              1,000             1.75
               04/25/94                400             1.75
               04/26/94             10,100             1.75



*Exclusive of brokerage commissions.